China Growth Corporation
#99 Jianshe Road 3, Pengjiang District, Jiangmen City
Guangdong Province, 529000
People’s Republic of China
(86) (750) 395-9988

April 6, 2011

VIA EDGAR
Damon Colbert, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Growth Corporation Amendment No.1 to Form 8-K Filed February 28, 2011 Form 10-Q for the Fiscal Quarter Ended September 30, 2010 Filed November 19, 2010 File No. 000-52339

Dear Mr. Colbert:

This will confirm your conversation with Richard I. Anslow, legal counsel for China Growth Corporation. China Growth Corporation (the “Company” or “we”) will respond by April 15, 2011 to the letter of the United States Securities & Exchange Commission (the “Commission”) dated March 24, 2011 (the “Comment Letter”) related to the Company’s Amendment No. 1 to Form 8-K filed on February 28, 2011 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010.

The Company is requesting this extension so that it can properly respond to the comments and address the auditing comments with our independent auditor. As you know, the Company has filed the Notification of Late Filing on Form 12b-25 for the annual report on Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”). The Company intends to file the Form 10-K to incorporate responses to the Commission’s questions on the Comment Letter, and file the Amendment No.2 to Form 8-K at approximately the same time. Based on the above, the Company seeks additional time to provide responses to the Commission’s comments.

Please contact us if you have any question. Thank you for your attention.

Sincerely yours,

ANSLOW & JACLIN, LLP

By: /s/ Richard I. Anslow